Filed by Alcatel-Lucent S.A.

pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14d-9 under the Securities Act of 1934

Subject Company: Alcatel-Lucent S.A.

(Commission File No. 001-11130)

ALCATEL-LUCENT C/O TANGOE

Moderator: Michel Combes

05-07-15/10:00 am CT

Confirmation #3392711

ALCATEL-LUCENT C/O TANGOE

Moderator: Michel Combes

May 7, 2015

10:00 am CT

Coordinator:	Good morning, good afternoon and good evening. Ladies and gentlemen, welcome and thank you for standing by. At this time, all participants are in a listen-only mode all throughout the duration of today’s conference call. And during the presentation we will conduct a question-and-answer session. At that point, if you wish to ask a question you may press Star 1. Please unmute your phone and record your name clearly when prompted. And to withdraw your request you may press star and then two. Today’s conference is being recorded. If you have any objections, you may disconnect at this point. Now I’ll turn the meeting over to Mr. Michel Combes. Sir you may now begin.

Michel Combes:	Thank you. Good morning, good afternoon to all of you. This is our quarterly call for the top 200 to share with you our Q1 financial results and to update you on the progress of the shift plan as well as on the deal with Nokia. All the material regarding our results is as usual posted on the intranet and will allow you to be able to cascade the information to all our colleagues.

I will summarize the financial story we are telling the market since this morning so that you have it in mind in all your interactions with employees, customers, suppliers and all key stakeholders. So if I was to recap in a nutshell our financial story today, I guess it articulated around four major points.

ALCATEL-LUCENT C/O TANGOE

Moderator: Michel Combes

05-07-15/10:00 am CT

Confirmation #3392711

First, profitability and cash flow position have strongly improved thanks to the successful execution of the shift plan which proves once again the resilience of our company after two years in the shift plan. Resilience meaning that whatever the geographical mix and/or the product mix we succeeded in improving again for let’s say this quarter profitability and cash flow generation from the company.

Second piece is that we are definitely leading the network’s evolution to IP, cloud, and ultra broadband access, increasing this portion of the next gen revenue which now represents 75% of our revenue. You’ll remember that it was 50% in 2012, 68% in Q1 ’14, 75% in Q1 ’15 thanks to a strong growth achieved for the so let’s say in these segments and I will come back on that.

Point also is everything to highlight in the success of leading network evolution to IP, cloud and ultra broadband access is our success finally in increasing the revenue generated with non-service customer not not-service providers directly or indirectly through channels. So which is also good news because that was one important piece of the shift plan.

Third is that we are rate to rating all our shift plan targets whether let’s say for both segments core networks in—core networking and access and even more important the real key commitment that we have all taken together which is to be free cash flow positive by the end of the year. So based on what has been achieved in Q1 this target is clearly reachable assuming of course that we continue well in our journey.

ALCATEL-LUCENT C/O TANGOE

Moderator: Michel Combes

05-07-15/10:00 am CT

Confirmation #3392711

Fourth is that in order to be able to deliver those objectives, go as let’s say the environments in which we are now operating, many from (unintelligible) side is slightly tighter than expected. We need to continue to be extremely disciplined in fixed cost settings as well as in cash generation protection. This is absolutely fundamental in order to be able to deliver on our commitment.

And I’m sure that all of you same as I, we have been able since the beginning of shift to change the feeling that people add around Alcatel-Lucent which is we are now perceived as a team which commits and deliver and we obviously want that to continue. So that in the material what I have shared this morning with journalists then what I have shared with investors. And as you have seen the reaction to our share price has been positive based on this financial story.

So I want to give a little bit more of granularity first about Q1. So as I said improved profitability and rate duration of our commitment. So profitability first, our gross margin reached 34.6% of our revenue, an improvement of 213 basis points year on year. Our adjusted operating income more than doubled to €82 million. This represents 2.5% of our revenue in Q1. It’s compared to €33 million in Q1 ’14 and 1.1% of revenue.

We (unintelligible) as I have mentioned as well I will take it to become free cash flow positive in ’15. In Q1 ’15 free cash flow was minus €332 million. This is an improvement of €66 million from Q1 ’14 which paved the way for let’s say this cash flow positive by end of the year. We should in the next coming quarters be able to deliver an improvement of roughly €100 million per quarter in order to really reach this target which is clearly reachable.

I told you that 75% of our revenue is now coming from next generation products. Our total revenue excluding managed services increased 12% year on year. At constant currency, this means a decline of 2% as expected for right had a positive effect. We maintain our shift plan objective to reach €950 million of fixed cost savings in 2015. Fixed cost savings in this quarter have entirely be reinvested in projects designed to accelerate our diversification strategy. That was what we communicated to defendants for market a few months ago. So there were no surprise there but of course let’s say there is an expectation that now we will deliver in Q2, Q3, Q4 in order to reach the €950 million commitment.

ALCATEL-LUCENT C/O TANGOE

Moderator: Michel Combes

05-07-15/10:00 am CT

Confirmation #3392711

If we go one step further and we look at the segments, co-networking segment revenue were at €1,450,000,000 in Q1, up 7% year over year but actual rates and down 3% at constant currencies. IP routing revenue went up 6% — that’s actual rates — and down 6% at constant currencies on very high comparison basis to Q1 ’14 with — and this is a point that I have already mentioned — non-Telco revenue growing at a double digit pace compared to Q1 2014. Non-Telco revenue do represent in this quarter 12% of our IP routing revenue. So which is good news and which shows that we start to get some traction in non-service providers real which will pave the way for our future growth.

Strong momentum in EMEA and (Kella) for IP routing, partially offset softer spending environments with major customers in North America and a temporary spending pose in Japan. Despite tough market trends, general opposition does as the number two vendor in global IP routing.

You remember that up to now we were positioned as number two for edge routing. So now we are number two in global IP routing and we continue to record solid commercial traction. Our core router added three new wins bringing the total number of customers to 39. New networks also added four new wins in Q1 bringing the total number of customers to 20.

ALCATEL-LUCENT C/O TANGOE

Moderator: Michel Combes

05-07-15/10:00 am CT

Confirmation #3392711

IP transport revenues were up 8% year over year and 2% at constant currencies. The retro off peaks revenue grew at a mid single digit pace year over year at constant rate driven by WDM and with particle strength in the EMEA and (Kella) regions and we expect this growth to accelerate in the next coming quarters driven by EMEA on side and also the start of let’s say the take of the contract that we have been able to secure in the U.S. namely Verizon but as well some others which have not been publicly disclosed.

IP platforms revenue were up 7% at the actual exchange rate and down again 6% at constant currencies although a slower pace than the preceding quarter. Strength in key growth platforms such as IMS or VoLTE and the VoLTE portfolio were not enough to offset the impact of lower SDM revenue compared to the year ago quarter. And the—and so this on legacy technologies. But in IP platforms as well I guess that we see a path to turn it to positive growth by the end of the year.

In access revenues were up 13% year over year at actual rates, a decrease of 2% at constant currencies. Segment operating cash flow was minus €58 million in the quarter, €3 million better than Q1 2014. Wallet revenue was increased by 19% at actual rate and was flat at constant currencies. It was a good quarter despite the lower spending in North America in particular.

China Telecom selected Alcatel-Lucent as one of its top three suppliers for the rollout of LTE in 40 cities across 12 provinces in China. Big success revenues were up 10% compared to the year ago quarter at actual rate and down 1% at constant currencies. The petition for broadband access drove good performance in EMEA, APAC outside China and (Kella) compensating for the delayed spending in North America. Investments in innovation are paying off as next generation technologies are seeing strong momentum evidenced by activities with customers including 35 trials and 15 (EGIPON 2) trials.

ALCATEL-LUCENT C/O TANGOE

Moderator: Michel Combes

05-07-15/10:00 am CT

Confirmation #3392711

All in all I guess that we can be proud of let’s say what has been achieved in the quarter. We think that it’s clear that we have delivered better results than our competitors both in core as well as in access segments which once again prove the resiliency of our new operating model. Clear as well that we have underscored compared to our budget and so which means that in the next coming quarters we have to find the right tune in order to continue to over or to exceed the market growth and also to protect our cash generation in order to make sure that we deliver our shift commitments. So that’s for Q1.

Maybe let me come back for a minute on the announcement we made on April 15 about our intention to combine with Nokia. I believe and let’s say from the feedback that I have got all around the world let’s say when I was visiting our own facilities as well as customers as well as investors. I believe that by now the rationale of the combination has overall been well understood.

Thanks to all of you (unintelligible) and I would like to thank you for let’s say the way you have cascaded the messages of the announcement the day of the announcement with strict discipline. I guess it was extremely important to make sure that we were all aligned and it’s clear that you did it in a very, very efficient manner.

We are now entering the next phase probably the most difficult one when employees and I should say all of us myself and 200 employees are going to ask more specific questions that we won’t be able to answer that. I recognize that and our responsibility it to make sure that we all stay concentrated on our jobs during this period. I obviously count on you. I obviously count on you to remain yourself concentrated on your job and I rely on you to make sure that all our colleagues will do the same.

ALCATEL-LUCENT C/O TANGOE

Moderator: Michel Combes

05-07-15/10:00 am CT

Confirmation #3392711

Proper transaction as you know is now subject to different type of new steps, completion of relevant work, council consultations, receipt of regulatory approvals and other customary conditions, approval by non cash orders once all that will be done and then the offer will be really offered. Closing is expected in the first half of 2016 or at least what we have said is that closing would happen latest in the course of the first half of 2016.

However, as you can expect we will do all what we can to accelerate the process. And I was again just before this call on a call with Rajeev in order to make sure that Nokia and Alcatel-Lucent are very well aligned to make sure that we accelerate this process as much as you can. That’s what has been requested to me from our colleagues as well as from our customers so that’s important that we do that.

In the meantime, we have started getting ready for the integration setting up the appropriate structure and governance. We will communicate to you in the next coming hours. You know that Nokia has announced its integration structure, very light structure with an integration leader reporting to an integration board. And we will have a joint integration board in between Nokia and Alcatel-Lucent.

So as far as we are concerned, our integration leader will be Jean-David Calvet. He will report to an integration board which will do integration as well as execution of the transaction, so which will be a steer co which I will lead with some of my colleagues, Philippe Guillemot, (Basil), Philippe Keryer, (Nicole) and (Jean-Rabit).

And let’s say as the Integration Board with Nokia is concerned that will be led by Rajeev and there will be three persons from both sides on this joint integration board on top of Rajeev. As far as Alcatel-Lucent is concerned, we—I have decided to appoint Philippe Guillemot, (Basil) and (Jean) as again this board will be for both integration and execution of the transaction. So that’s what let’s say we will discuss. I guess we will relate in the next coming hours or days just to make sure that we are all well aligned.

ALCATEL-LUCENT C/O TANGOE

Moderator: Michel Combes

05-07-15/10:00 am CT

Confirmation #3392711

Meanwhile, outside this work on integration and execution of the transaction, of course we need to remain focused on delivering 2015 and to ensure business continuity which is absolutely critical to the success of this transaction. In order to do that I have asked Philippe Guillemot to coordinate the work in terms of delivering 2015 to make sure that we remain on track of delivering all of that.

And of course as you can expect the ex-co will continue to monitor the work of the steer co for integration and for execution and the work of Philippe on the executions of 2015. Let me also remind you that both companies are operating indefinitely until the acquisition is completed. So that means that we need to continue to operate the way we do. You will find some dos and don’ts available on the intranet.

Finally, there is only one official place and I will ask you not to listen too much to what you call in American rumor mill and what we call in French radio market but it seems that I was the only one to understand what I was referring to this morning. So that’s why I took the English wording this afternoon, so the rumor mill.

So don’t pay attention to the rumor mill. There is one official place where you can find all information available on this topic meaning on the combination in between Nokia and Alcatel-Lucent that’s on the intranet. And the permanent spot on the intranet is called Ion Alcatel-Lucent and Nokia. So we should really, really kill all those rumors and make sure that we have all the same level of information.

ALCATEL-LUCENT C/O TANGOE

Moderator: Michel Combes

05-07-15/10:00 am CT

Confirmation #3392711

To conclude, let me highlight a few points which are extremely important for me. First, let me say a few words on stock options and (unintelligible) shares. As announced by (Nicole) two weeks ago I or the ex-co we have worked with Nokia and with our board to secure your option share rights and to make this Alcatel-Lucent Nokia operation as positive as possible for Alcatel-Lucent employees who are beneficiaries of Alcatel-Lucent’s stock option and performance share. And it was important for me because I guess it’s fair for all of us to be rewarded for this success. As part of disagreement, employees invested rights and just the plans already granted may be accelerated at the time of the Nokia public offer.

As such, you will be able to demonstrate your adherence to this project by converting your Alcatel-Lucent shares to Nokia shares by bringing your shares to the offer, adding in mind that post transaction of course you will be free to trade your shares as you want. To make this offer more attractive in general to you, we would waive where applicable and for those of you who choose to take advantage of this share condition offer the present and performance conditions of our existing plans the day of the closing.

We will also order our promise 2014 stock option grant that I was committed to you but that was not yet delivered because of this merge to come. We are finalizing a few technical steps with Nokia and we’ll be ready to distribute these in the weeks to come.

ALCATEL-LUCENT C/O TANGOE

Moderator: Michel Combes

05-07-15/10:00 am CT

Confirmation #3392711

We have approval by the board to convert this plan in a share plan versus options at a ratio of one share per two stock options. This is better for all of the beneficiaries. The accelerated vesting of this plan will happen in the same way as the other plans that I have just mentioned. So which means that at the end of the day because it will tackle mainly the plans which have been awarded since the beginning of shift, all those plans will be accelerated. And so which means that we will get the benefit of what we have delivered in the past two years altogether the day of the closing. Q&A on this topic will be available soon again on our intranet. In the meantime, make sure people understand that this is good news.

So I just would like to make sure that we communicate this in a proper manner. I totally believe that it’s natural to be that way but it’s really good news. It’s not let’s say always the case in this type of transaction that we can do what we are doing, meaning removing presents and performance conditions in order for all of us to get the benefit of those shares and stock options even for the ones which have been awarded very lately as the last trench which is this 2014 stock option grant converting in share (unintelligible) will be accelerated when let’s say we will just be awarded those shares in the weeks to come.

The second piece that I wanted to highlight let’s say in conclusion is about transition time. Without paraphrasing our excellent HR president (Nicole) in these times more than ever we need to be sensitive to the (unintelligible) states of our team. And while this news about a combination with Nokia is considered positive and I can tell you that everywhere I went I got great support on this transaction, was even applauded in all let’s say the interactive discussions that I have had with our employees all around the world.

And what provides also a better long term future for all our employees and I guess that everyone gets it because the company will be much more stable. I also know that any change may bring anxiety and stress. And that’s natural. That brings anxiety and stress to us. That brings anxiety and stress to our people.

ALCATEL-LUCENT C/O TANGOE

Moderator: Michel Combes

05-07-15/10:00 am CT

Confirmation #3392711

We have all been exposed to our friends, to our family, to our relatives which just after the announcement came to us and say oh what’s happening in your company. What let’s say are you going to become? So that’s something which is very important. We need to accompany our people. We need to communicate, connect, acknowledge and inspire. And that’s really one of our major duty as managers. I know that I can rely on you in order to do that and I really ask you to pay specific attention to your people’s concerns and listen.

Be there for them at any level, your direct reports, your assistants, let’s say the different people which are in your team because that’s when our colleagues need us and that’s where I get we can make a difference as leaders. So that’s really something that I am asking from you and that I am relying on you.

I just would like also to add my last comment which is I when let’s say I visited many place. I went around to the team. We should avoid to each time there is some new thing implemented within the company that we like or more that we might challenge or dislike to associate that to Nokia combination. Let me be clear. I mean that cost containment and cash generation protection is something that we have to do, not because of the Nokia transaction. We need to do that in order to fulfill our commitments and to speak to our shift commitments. It is not at all related to the Nokia transaction.

I know that it puts a bit of stress on the company because that means that we are going to be even more cautious on our cost delivery. That means that we have to tweak a few processes in order to protect cash generation within the company which add a bit of let’s say of complexity within the company. But we should not give any hint or impression that this is related to Nokia and hence the Nokia deal should not be supported. I mean whether with or without Nokia, we would have been obliged to do this exercise on cost.

ALCATEL-LUCENT C/O TANGOE

Moderator: Michel Combes

05-07-15/10:00 am CT

Confirmation #3392711

So I take another example, diversification. Diversification I heard let’s say when I was in Mexico the other day people telling me oh you know what Nokia is not interested in diversification and we have even heard now that we are starting to stop diversification. Bullshit. Complete bullshit meaning that diversification is critical for Alcatel-Lucent and is critical for the future Nokia.

I just told you how proud I was with the reasons that we have achieved in Q1 in terms of diversification which is the outcome of the work which has been driven in the past few quarters by marketing, by business lines, by sales in order to get this right setup direct and indirect. That will continue and that is supported by Nokia which believe exactly in the same way we do that diversification is important in the long run.

But of course I mean as for any other activity within the group, we have to be wise in the way we do diversification. Meaning that we have to do profitable diversification and in summary as the level of investment that we have to make is maybe too heavy for the retail that we can generate. And so that’s a reason why we have also to be cost conscious in terms of diversification. So we should not start to say oh we are slowing diversification because of Nokia. We are just making sure that diversification is done in a proper efficient and profitable manner. That’s what it is about.

So we will have to continue to kill those let’s say rumors which from time to time might jeopardize this deal with Nokia or the perception of the deal with Nokia. You know how convinced I am of this—or with this deal with Nokia which is really something that we have built together within the company, meaning that it thanks to the shift plan, thanks to what we have been able to deliver in the past two years, that we are now in the position to make this combination which will be a very successful combination for all of you, for all of us in the future. And so I really ask you and wish you all—or to ask you to take this in motion. That’s your project.

ALCATEL-LUCENT C/O TANGOE

Moderator: Michel Combes

05-07-15/10:00 am CT

Confirmation #3392711

That’s your opportunity or ability in the next coming few months to really make the difference and make sure that people from Alcatel-Lucent will be the winners of this combination with Nokia. So once again I rely on you to do that and as you can expect and as always you will have my full and personal support. So that’s what I wanted to share with you and now let’s turn to Q&A. There is one or two questions. Operator?

Coordinator:	Thank you. We will now begin the question-and-answer session. To ask a question, you may press star and then one. Please unmute your phone and record your name clearly when prompted. Your name is required to introduce your question and to withdraw your request you may press star and then two. One moment for the first question.

Michel Combes:	So I understand that there is no question in the queue, no written question which is let’s say usual for a quarter result discover. So usually I tell you, you are too shy but let’s say for quarter results I appreciate that. So for me that was more about let’s say giving you a few headlines. Again, don’t be shy. If there is any questions resulting from what I have shared with you today.

And also if there are also which you are not at ease let’s say please convey, send messages, in order that we can provide you with the answers when we know the answers. If we don’t know the answers, we’ll tell you we don’t know the answers because I need you to be comfortable in order for you to be able to cascade. So if there is any part on which you are not at ease, you personally, please come back to (Nicole). Come back to your—to the ex-co. Come back to me in order that we provide with what is needed in order to make it happen.

ALCATEL-LUCENT C/O TANGOE

Moderator: Michel Combes

05-07-15/10:00 am CT

Confirmation #3392711

I totally believe and let’s say just repeating myself once again that this period which is coming on one side of course creates anxiety but on the other side is new opportunity, you as the top 200 leaders. New opportunity to really build your future and to make your future extremely successful. And it’s in the way we will manage this transition period that we and you will succeed for the future.

So I will do all what I can in order to help you to manage this transition period in the best way to take and to grip—to put your grip on the next coming years in a combined group. Meanwhile of course and as you can expect from me on this type of call, we are now end of May. So we have two months to go for the end of the quarter.

We all know that let’s say we are facing some adverse wind on the macroeconomic situation, meaning that if I see some let’s say potential improvements in the U.S. and in Japan which were adversely affecting our—affecting sorry our revenue performance in Q1. I see potential for an inversion in X2. It’s clear that in Q2 it will remain tough. So and on top of that, we can expect that some of our customers will or might postpone some of their decisions based on the uncertainty triggered by this combination in between Alcatel-Lucent and Nokia. So we know that we will have a bit of adverse wind so which requires three things.

ALCATEL-LUCENT C/O TANGOE

Moderator: Michel Combes

05-07-15/10:00 am CT

Confirmation #3392711

First, I need all of you to be really on your business in order to push as much as we can despite these adverse conditions. Second, I need you in order to make sure that we really—we are real in our cost containment and in our cash generation protection even if it hurts us a bit. And third, of course it’s up to (Jean-Rabit) to make sure that we can shorten as much as we can the period in between now and the closing in order to reduce as much as we can the uncertainty period. So that’s a personal goal that I give to (Jean-Rabit) in front of all of you but I know that he is already setting that. So that’s what I need from all of you. And on this tone, on this fighting tone, I wish you a good end of day and speak with all of you very soon. Bye-bye.

Coordinator:	Thank you. And that concludes today’s conference. Thank you all for participating. You may now disconnect.

END